

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 2, 2009

Mr. Hector Medina
Executive VP of Planning and Finance
CEMEX, S.A.B. de C.V.
Av. Ricardo Margain Zozaya #325
Colonia Valle del Campestre
Garza Garcia, Nuevo Leon, Mexico 66265

> **RE:** **Form 20-F for the year ended December 31, 2007**
> **File No. 1-14946**

Dear Mr. Medina:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief